Mail Stop 0408
									November 21, 2005

Mr. William J. Ryan
Chairman, President and Chief Executive Officer
TD Banknorth Inc.
Post Office Box 9540
Two Portland Square
Portland Maine 04112

      Re:	TD Banknorth Inc.
      Amendment Number One to Registration Statement on Form S-4
      Filed October 28, 2005
      File No. 333-12826

      Form 10-Q for the Fiscal Quarter Ended September 30, 2005
		Filed November 9, 2005
		File No. 000-51179

		Form 10-Q for the Fiscal Quarter Ended June 30, 2005
		Filed August 9, 2005
		File No. 000-51179

      Form 10-Q for the Fiscal Quarter Ended March 31, 2005
		Filed May 16, 2005
		File No. 000-51179

      Form 10-K/A for the Fiscal Year ended December 31, 2004
		Filed March 7, 2005
		File No. 001-31251

Dear Mr. Ryan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-4

General

1. Please update the filing to specifically incorporate by reference the September 30, 2005 Forms 10-Q for TD Banknorth and Hudson
United,
and to include updated accountants` consents.

2. Please change your reference to the "stockholders agreement" to indicate that the agreement is between you and The Toronto
Dominion
Bank.

3. Please revise the forepart of your document to comply with the plain English rules and guidelines. In particular, we note the excessive use of parenthetical phrases, legalese, long and overly complex sentence structure and repetition, much of which seems relates to explaining fully and often aspects of the pricing and merger consideration that are more appropriate in the main section.
The summary, by its nature, is an overview and should not contain excessive details or qualifications.

Summary - page 2
4. We note the new disclosure on pages 3-4 in response to comment
3
of our letter dated October 12, 2005. As we requested in that comment, please disclose on page 2 the following information:
* the price per share of Hudson United and the aggregate price for all shares of Hudson United as of July 11, 2005 and the prospectus date;
* the approximate percentage ownership of Hudson United shareholders,
TD Banknorth shareholders, The Toronto-Dominion Bank and officers and directors in the surviving entity; and
* the number of shares that you will use to purchase the stock of Hudson United and the amount of cash that you will use to purchase the stock of Hudson United.





Hudson United will Merge, page 2
5. We note your response to comment 8 of our letter dated October
12,
2005. Please clarify that the merger will be accomplished thought the acquisition of all of the outstanding stock of Hudson United. Please state that after the merger TD Banknorth will continue to be controlled by The Toronto Dominion Bank. Also, consider placing the lengthy disclosure currently under the second summary subsection under two or more informatively-titled subheadings.


Upon Completion of the Merger, page 2

6. We note your response to Comment 10 of our letter dated October 12, 2005. Please consider including in the table the price as of the date of the prospectus. Please explain to us the basis for using in the table, on page 3, "hypothetical prices" ranging from $22.47 to $37.45 instead of using actual historic prices for the past year which have ranged from $26.00 to $32.35.


TD Banknorth will sell shares... to The Toronto-Dominion Bank, page 4
7. We note your changes to this section. Please revise this section as follows:
* disclose the range of market prices during the past year both before and after the July 11, 2005;
* as we requested in comment 9 of our letter dated October 12, 2005, expand your statement on page 5, that you fixed the sale price to The
Toronto-Dominion Bank because you both wanted to "evaluate the financial terms of the merger" to explain what you mean by that phrase;
* clarify why you fixed the price for the sale of stock to The Toronto-Dominion Bank but did not fix the price for the purchase of stock from Hudson United; and
* revise your statement regarding The Toronto-Dominion Bank`s percentage of ownership to disclose what the percentage would have been after the merger without the stock purchase of 29.6 million shares.


The Toronto-Dominion Bank`s Relationship to TD Banknorth, page 5
8. We note your response to Comment 9 of our letter dated October
12,
2005.  Please revise this section as follows:
* explain the role, if any, of The Toronto-Dominion Bank in the decision to pay part of the consideration in cash;
* explain your statement that offering "a substantial cash component...is more favorable to TD Banknorth from a financial point of view;"
* as we previously requested in comment 9, disclose whether you considered alternative means of raising the capital such as issuing debt;
* as we previously requested in comment 9, disclose the extent to which The Toronto-Dominion Bank alone can determine who serves on your board;
* expand your discussion of conflict of interest to acknowledge that the interests of The Toronto-Dominion Bank may be different from those of other shareholders of TD; and
* revise your discussion of the Lehman fairness opinion to disclose that the opinion only stated the price was fair as of July 2005 not as of the closing date of the merger.


Shareholders of TD Banknorth and Hudson United have different rights, page 14
9. Please revise the section to specifically address the effective role of shareholders in the election of directors.


The Toronto-Dominion Bank and TD Banknorth are parties to a stockholders agreement, page 15
10. Please revise the section as follows:
* disclose that the parties can agree to amend the agreement in any way they deem appropriate; and
* disclose that the parties may terminate the agreement at any time by mutual agreement.


Background of the Merger, page 36
11. We note your response to comment 32 of our letter dated
October
12, 2005. As we requested, please discuss whether or not you considered any alternatives, such as issuing debt, to fund the cash payment by selling stock to The Toronto-Dominion Bank
12. We note your response to comment 34 of our letter dated
October
12, 2005. Please explain on page 37 the reasons:
* you offered to pay the entire consideration in cash and explain clearly why it was more favorable to you than offering stock; and
* Hudson United rejected an all cash deal at a fixed price.
TD Banknorth`s Reasons for the Merger, page 40
13. We note the references here and elsewhere to cost savings. Please disclose in an appropriate place the categories of cost savings involved and quantify the estimated savings in each category
14. Expand the last bullet point at the top of page 42, to explain the risk to you of a decrease in your stock price.


Hudson United`s Reasons for the Merger, page 42
15. Please discuss in detail the following:
* explain why the board rejected an all cash deal at a fixed price in favor of a cash and stock deal at the same price initially but subject to changes in the market price;
* explain why the board did not obtain projections from TD Banknorth of its income, earnings per share and other financial data over the next two fiscal years as TD Banknorth obtained projections from Hudson United;
* explain how the board made its determinations to reject an all cash deal and to recommend the current transaction without the projections; and
* clarify what prospective information was provided to Hudson United and referenced on page 44.


Historical Share Price Analysis for TD Banknorth, page 52
16. We note your response to comment 40 of our letter dated
October
12, 2005.  Please revise this section to make it more
* revise the caption to clarify that this analysis applies to the sale of stock to Toronto Dominion;
* explain whether Lehman considered the appropriateness of a control premium;
* explain how Lehman accounted for setting a price at market value in
July for a transaction to take place many months later; and
* explain why Lehman Brother did not consider debt alternatives.


Comparison of Shareholders Rights, page 127
17. We note your response to comment 58 of our letter dated
October
12, 2005. Please change your description of the section, on page 127, from a summary of the "more significant differences" to summarize all material differences. Please revise this section to make it more understandable including the following:
* identify, on page 127, the where separate approval of independent directors is required and indicate the circumstances under which this provision of the stockholders agreement can be amended by The Toronto
Dominion Bank and TD Banknorth; and
* provide more detail as to the "designated independent directors."





      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Nancy E. Maloney at (202) 551-3427 or Joyce
A.
Sweeney at 202-551-3449 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3448
with
any other questions



								Sincerely,



								Jessica Livingston
								Attorney - Advisor



cc:	Gerard L. Hawkins, Esquire
	Elias, Matz, Tiernan & Herrick L.L.P.
	734 15th Street, N.W.
	Suite 1200
	Washington, D.C. 20005




Mr. William J. Ryan
TD Banknorth Inc.
November 21, 2005
Page 1